NEWS RELEASE	ELD No. 12-23
TSX: ELD NYSE: EGO	September 25, 2012

Eldorado Exploration Update

Vancouver, British Columbia  –  Norm S. Pitcher, President of Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”), is pleased to provide an update on selected exploration results received since our previous News Release 12-17 on June 27, 2012.   These results include assays from drilling in Turkey, Greece, Romania and China and include a new style of mineralization at the Piavitsa project in Greece and a new high grade intercept from below the previously mined Qinglongtan pit at the Tanjianshan mine in China.

Efemcukuru, Turkey

At the Efemcukuru minesite, drilling of the Kestane Beleni Northwest Extension target is complete, and drilling is now focused on the Kokarpinar vein and on the open down-dip extension on the South Ore Shoot of the Kestane Beleni vein.  New results from Kokarpinar include a high-grade near-surface intersection from drillhole KV-423 (0.8m @ 283.0 g/t Au and 110.0 g/t Ag) and multiple high-grade intersections from the Kestane Beleni Vein.  Results are pending from step-out holes that were drilled to follow up on previously announced Kokarpinar drillhole KV-419 (1.64m @ 298.35 g/t Au and 3.54 g/t Ag).

Kokarpinar Vein
Drillhole	From	To	Interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
KV-423	225.20	226.00	0.80	283.00	110.00	0.03	0.11
KV-432	296.00	300.00	4.00	2.14	4.49	0.05	0.08
KV-437	292.00	293.00	1.00	6.51	7.10	0.05	0.16
KV-455	256.00	257.80	1.80	4.61	1.90	0.03	0.05
KV-467	250.40	251.00	0.60	7.15	45.20	5.01	3.04
KV-459	222.55	227.50	4.95	6.84	pending

Kestane Beleni Vein, Northwest Extension
KV-433	215.15	216.50	1.35	29.70	24.10	0.88	2.02
KV-441	224.25	225.00	0.75	6.15	12.10	0.79	1.79
KV-444	170.86	172.58	1.72	27.46	19.61	1.61	2.23
KV-447	240.27	241.48	1.21	65.59	63.40	2.26	4.56
KV-448	183.83	186.20	2.37	7.39	37.90	2.88	1.20

Kestane Beleni Vein, South Ore Shoot
KV-491	37.40	38.68	1.28	22.90	8.70	0.69	0.51

Piavitsa Project, Greece

The Piavitsa prospect is a gold+silver rich, polymetallic carbonate replacement prospect geologically similar to the Olympias deposit.  Three drills are currently active at the project; all holes drilled to date that have reached planned depth have intersected zones of massive sulfide, disseminate sulfide, or manganese oxide within the targeted interval along the Stratoni Fault.  In addition, two drillholes have intersected multiple zones with rhodochrosite+sulfide veins in the hangingwall to the Stratoni Fault; preliminary results from these veins include an intercept grading 2.32 g/t Au over 20.3 m (PHG-078).  Banded epithermal textures in these veins represent a mineralization style not previously recognized in the area.

Significant new drillhole intercepts at Piavitsa include:

Piavitsa replacement-style or disseminated zones along Stratoni Fault
Drillhole	From	To	Interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)

PHG065	436.00	440.00	4.00	2.05	19.20	0.35	0.46
PHG066	207.00	210.00	3.00	9.57	18.10	0.02	0.03
PHG067A	62.00	66.00	4.00	2.12	3.50	0.02	0.05
PHG067A	81.00	83.00	2.00	5.33	4.20	0.00	0.01
PHG070	209.00	232.00	23.00	4.35	85.30	2.92	1.68
including	215.00	223.00	8.00	11.19	228.40	8.27	4.65
PHG073	42.00	54.00	12.00	2.21	37.00	0.44	1.70
including	48.00	52.00	4.00	4.98	49.10	0.98	3.43
PHG076	184.90	185.40	0.50	42.40	25.00	0.11	0.29

Piavitsa epithermal vein mineralization
PHG078	86.70	107.00	20.30	2.32	11.40	0.31	0.56
including	97.00	102.00	5.00	4.19	24.35	0.89	1.61

Skouries Deposit, Greece

Four drills are currently active at the Skouries Cu-Au porphyry project, completing both infill drilling of areas peripheral to the deposit and confirmation drilling in the high-grade deposit core.  Results have been received from the first two infill drillholes, both of which document modest Au and Cu values from schistose country rock outside of the current resource model.

Skouries infill
Drillhole	From	To	Interval (m)	Au (g/t)	Cu (%)
SOP-99A	8.00	102.00	94.00	0.30	0.27
including	68.00	84.00	16.00	0.52	0.41
SOP-100	24.00	116.00	92.00	0.32	0.31
SOP-100	202.00	214.00	12.00	0.37	0.54

Certej Deposit, Romania

At the Certej deposit in Romania, both the West Pit and the Link Zone drilling programs have been completed.  Drilling has now shifted to deeper conceptual targets peripheral to the deposit and to outlying prospects.  Results from the West Pit drilling program include numerous mineralized intervals, which align within a broad westnorthwest-trending corridor flanking the historically-mined Kaiser Vein.  The Link Zone program, which tested targets below the resource model between the West and Main pit areas of the deposit, similarly produced numerous moderate to high-grade intervals.

Certej West Pit
Drillhole	From	To	Interval (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
CJSD425	80.00	86.00	6.00	1.51	1.67	0.00	0.02
CJSD426	76.00	80.00	4.00	3.20	4.25	0.00	0.02
CJSD427	129.00	135.00	6.00	1.41	2.17	0.00	0.02
CJSD428	83.00	93.00	10.00	1.09	3.70	0.00	0.14
CJSD429	81.00	85.00	4.00	3.00	6.25	0.00	0.09
CJSD429	140.00	142.00	2.00	11.27	5.25	0.00	0.01
CJSD430	164.00	167.00	3.00	4.03	1.57	0.00	0.01
CJSD435	1.00	9.00	8.00	1.42	8.38	0.15	0.00
CJSD436	87.00	90.00	3.00	8.35	61.63	0.50	0.26
CJSD437	112.00	126.00	14.00	2.05	4.88	0.04	0.12
CJSD437	112.00	121.00	9.00	2.42	6.40	0.06	0.17
CJSD438	148.00	153.00	5.00	1.90	39.00	1.07	0.99
CJSD438	183.00	186.00	3.00	3.12	62.57	1.31	0.12
CJSD438	275.00	279.00	4.00	2.86	7.38	0.10	0.23
CJSD438	285.00	297.00	12.00	1.94	7.48	0.09	0.26
Certej Link Zone
CJSD439	148.00	154.00	6.00	2.99	12.53	0.02	0.04
CJSD439	248.00	264.00	16.00	2.36	31.83	1.09	1.02
CJSD441	0.00	30.00	30.00	4.09	17.07	0.17	0.20
CJSD441	67.00	70.00	3.00	4.76	62.33	0.43	1.36
CJSD442	162.00	167.00	5.00	14.21	8.20	0.12	0.25
CJSD442	262.00	263.00	1.00	14.30	6.00	0.22	0.40
CJSD443	276.00	283.00	7.00	3.05	0.64	0.00	0.02
CJSD444	77.00	81.00	4.00	3.62	8.23	0.11	0.30
CJSD445	273.00	281.00	8.00	2.44	5.50	0.11	0.09
CJSD445	312.00	313.00	1.00	11.60	15.10	0.78	0.83
CJSD446	321.00	327.00	6.00	2.37	6.37	0.09	0.52

Tanjianshan, China

Drilling of previously untested areas beneath the north end of the previously-mined Qinglongtan open pit at the Tanjianshan project has intersected high gold grades along the same contact that hosted the original deposit.  Additional drilling in late 2012 will test this new zone of mineralization down plunge.

Qinglongtan North target
Drillhole	From	To	Interval (m)	Au (g/t)
QD-278	233.0	243.0	10.0	2.87
QD-279	247.0	273.0	26.0	9.24
including	251.0	257.0	6.0	36.72

Qualified Person(s)

Dr. Peter Lewis, P.Geo., V.P. Exploration for Eldorado Gold Corporation, is the Qualified Person for the technical disclosure of exploration results in this news release.  Dr. Lewis is the Qualified Person as defined in the National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Regulators, responsible for preparing or supervising the preparation of the scientific or technical information contained in this document and verifying the technical data disclosed in the document relating to exploration results.  Dr. Lewis consents to the inclusion in this news release of the matters based on his information in the form and context in which it appears.

Assay results reported in this release district were diamond drill core samples prepared at Eldorado's sample preparation facilities at in Turkey, Greece and China and at the ALS sample preparation laboratory in Romania.   The prepared samples were sent to and assayed at various ACME and ALS analytical facilities worldwide.  For all projects, analyses were done on sawn half core samples.  Analysis for gold used fire assay (AA finish or Gravimetric Finish) whereas  AA and ICP methods were used for Ag, Cu, Pb and Zn analyses.  Assay quality was monitored and controlled by the regular insertion of standard reference materials, blank samples and duplicate samples prior to shipment from the respective sample preparation site.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our Company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Norm S. Pitcher”

Norm S. Pitcher

President

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Exploration Update.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).

Contact:

Nancy Woo

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Website: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com

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